Filed by United Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-35028

The following Q&A was distributed by United Financial Bancorp, Inc. to its employees:

UNITED BANK CUSTOMER FAQs

People’s United Financial, Inc. Acquiring United Financial Bancorp, Inc.

Why is United Financial Bancorp, Inc. being acquired by People’s United Financial, Inc.?

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After carefully evaluating our current and future profit potential in our markets, the increasing costs of operating a safe and sound bank, and the ongoing interest rate environment uncertainty in our markets and nationwide, it became clear to us that it made sense to find a strategic partner that will allow us to continue to provide the exceptional level of service our customers are accustomed to, and provide a bright future for many of our dedicated employees.

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By joining forces with People’s United Bank, United Bank customers will benefit from access to a broader array of tailored products and services, an enhanced suite of digital and technology-based banking solutions and a network of over 400 retail banking locations, including their seven-day, extended hour in-store Stop & Shop branch locations.

What are the terms of this acquisition?

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This is an all stock transaction where each shareholder of United Financial Bancorp, Inc. will receive 0.875 shares of People’s United Financial, Inc.’s stock for each United Financial Bancorp, Inc. share. The completion of the transaction is subject to customary closing conditions, including regulatory approval and United shareholder approval.

Who is People’s United N.A.?

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People’s United Bank N.A. is a subsidiary of People’s United Financial, Inc., (NASDAQ: PBCT), a diversified, community focused financial services company with $51 billion in assets. Founded in 1842, People’s United Bank offers commercial and retail banking through a network of over 400 retail locations in Connecticut, New York, Massachusetts, Vermont, New Hampshire and Maine, as well as wealth management and insurance solutions. The company also provides specialized commercial services to customers nationwide.

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Headquartered in Bridgeport, Connecticut and led by Chairman & CEO Jack Barnes, People’s United has approximately 5,500 employees. Strong, stable, and growing, People’s United closely aligns with United Bank’s values, an important component of this transition for our employees and customers. To learn more, please visit www.peoples.com.

What is the timing of the acquisition?

•	Subject to receipt of shareholder and regulatory approval, we anticipate the transaction to close in the fourth quarter of 2019.

Will we see changes right away?

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Not right away. United Bank and People’s United will provide customers with information through direct communication and general public announcements as to when they can expect to see changes from United Bank branches, products and services to those of People’s United. In the meantime, you should continue to bank as you normally would as a United Bank customer.

Will any branches be closing as a result of this acquisition?

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While there will be consolidation of overlapping United Bank and People’s United branch locations, the banks’ leadership teams will evaluate the combined branch network to understand how we best serve our collective customers’ needs going forward, and structure our combined branch network accordingly.

As a United Bank customer, can I now go into a People’s United branch to do my banking?

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No, you should continue to do your banking as you normally would as a United customer at a United Bank branch. Both banks will give customers ample notification through direct communication and general public announcements as to when you can expect to see changes.

How will this acquisition by People’s United benefit United Bank customers?

•	United Bank and People’s United Bank have a rich history in the state of Connecticut, share similar values and cultures, and commitment to serving customers, employees, shareholders and communities.

•	People’s United Bank is a premier, community-based, regional bank in the Northeast offering commercial and retail banking, as well as wealth management and insurance services.

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Following the merger with People’s United, the combined institution will be able to provide enhanced technology and expanded products and services for our personal, business and commercial banking customers.

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People’s United has a wide network of over 400 retail locations in Connecticut, New York, Massachusetts, Vermont, New Hampshire and Maine. It also provides seven-day-a-week Stop & Shop branch locations.

•	People’s United already operates in many of the same markets that we do so they know the area and understand the needs of our communities.

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People’s United shares the same commitment we do to community partnerships and philanthropy. They have provided nearly $8 million annually to programs and services in the communities they serve, including ours.

•	For now, you should continue to bank with us as you always do.

How will we be kept informed of next steps and timing?

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A comprehensive communications plan is being deployed by both banks to keep our customers, employees, shareholders and communities updated as we achieve various milestones throughout the acquisition process. We will share these updates with you through general public announcements and direct communications. In the meantime, you can always visit one of our conveniently-located United Bank branches to speak with our staff or call the United Bank Customer Care Center at 866.959.2265.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, People’s United’s and United Financial’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and United Financial’s reports filed with the Securities and Exchange Commission (“SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between People’s United and United Financial; the outcome of any legal proceedings that may be instituted against People’s United or United Financial; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that approval by United Financial shareholders is not obtained, and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the United Financial business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes and capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving People’s United and United Financial. People’s United will file a registration statement on Form S-4 with the SEC, which will include a proxy statement of United Financial and a prospectus of People’s United, and each party will file other relevant documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the United Financial shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of United Financial are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by People’s United and United Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information,” and the documents filed by United Financial may be obtained free of charge from United Financial at www.unitedfinancialinc.com under the heading “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, by calling (203) 338-4581, or by sending an email to Andrew.Hersom@peoples.com or from United Financial upon written request to United Financial, 225 Asylum Street, Hartford, Connecticut 06103 Attn: Investor Relations, by calling (860) 291-3600 or by sending an email to mshaw@bankatunited.com.

People’s United and United Financial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Financial in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 2, 2019, which are filed with the SEC. Information regarding United Financial’s directors and executive officers is contained in United Financial’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 3, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.